October 22, 2021

Michael Volley
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Greenlight Capital Re, Ltd.
Form 10-K filed March 10, 2021
File No. 001-33493

Dear Mr. Volley:

We hereby acknowledge receipt of your letter dated October 18, 2021, with respect to the Form 10-K referenced above. We acknowledge and recognize that you have requested our response within ten business days.

We understand that the response period has been extended to November 15, 2021, as discussed with you on October 21, 2021.

Please do not hesitate to contact the undersigned with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Neil Greenspan_____
Neil Greenspan
Chief Financial Officer